                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 1)/1/



                          Great Lakes Aviation, Ltd.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  39054k 108
        _______________________________________________________________
                                (CUSIP Number)

         Michael E. Tennenbaum, Managing Member, Tennenbaum & Co, LLC
          11100 Santa Monica Blvd., Suite 210, Los Angeles, CA 90025
                                (310) 566-1004
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 13, 2001
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 pages)



      /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Tennenbaum & Co., LLC (95-4587347)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          858,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          858,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      858,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9261%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Michael E. Tennenbaum (252 50 6178)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          858,400
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          858,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      858,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9261%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

Item 1.   Security and Issuer.
          -------------------

          (a)  Name and Principal Executive Offices of Issuer:
               ----------------------------------------------

               Great Lakes Aviation, Ltd.
               1022 Airport Parkway
               Cheyenne, Wyoming  82001

          (b)  Title and Class of Equity Securities:
               ------------------------------------

               Common Stock, par value $0.01 per share, of Great Lakes Aviation, Ltd. (the "Company")

Item 2.   Identity and Background.
          -----------------------

          (a)  Name of Person Filing:
               ---------------------

               Michael E. Tennenbaum, individually, and as Managing Member of Tennenbaum & Co., LLC. Tennenbaum & Co., LLC and Mr. Tennenbaum are sometimes collectively referred to herein as the "Reporting Persons."

          (b)  Address of Principal Business Office:
               ------------------------------------

               11100 Santa Monica Boulevard, Suite 210
               Los Angeles, CA  90025

          (c)  Principal Business:
               ------------------

               Tennenbaum & Co., LLC is a limited liability company organized under the laws of Delaware. The principal business of Tennenbaum & Co., LLC is managing assets and investments. Tennenbaum & Co., LLC's managing member is Michael E. Tennenbaum, a United States citizen, who has the same address. Mr. Tennenbaum's principal occupation is managing member of Tennenbaum & Co., LLC.

          (d)  Criminal Proceedings:
               --------------------

               During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

          (e)  Civil Proceedings:
               -----------------

               During the last five years, neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------

          As of the close of business February 12, 2001, Tennenbaum & Co., LLC owned a total of 858,400 shares of the Company's common stock (the "Shares"), which were purchased at a total consideration (including brokerage commissions) of $1,816,605.93. The funds for the purchases of the Shares were derived from Tennenbaum & Co., LLC working capital.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons believe the market price of the Company's stock fails to fully reflect the value of the Company and that the full value of the Company's equity ownership may best be realized if the Company is acquired by another company or person. As a result, the Reporting Persons are submitting a proposal to management of the Company to acquire additional securities of the Company as set forth in Exhibit 1 attached hereto and incorporated by reference.

          Except as set forth above, the Reporting Persons have no plans or other proposals that relate to or would result in any of the matters referred to in paragraphs (b) through (j) inclusive, of Item 4 of Schedule 13(d). The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 858,400 Shares, which constitutes approximately 9.9261% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission. Tennenbaum & Co., LLC has shared powers of voting and disposition with respect to the Shares. By reason of his position as managing member of Tennenbaum & Co., LLC, Michael E. Tennenbaum may be deemed to share such powers of voting and disposition.

          Within the past 60 days, Tennenbaum & Co., LLC purchased shares on the open market in the following transactions

                Date    Number of Shares         Price per Share
                ----    ----------------         ---------------
                                             (including commissions)
                                             -----------------------
            12/28/00           3,000                  $0.8950
            12/27/00           2,000                  $0.9000
            12/27/00           3,000                  $0.8950
            12/27/00           3,000                  $0.8950

Item 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

          None.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------

          Exhibit 1 Correspondence from Tennenbaum & Co., LLC to Company, dated as of February 13, 2001.

-----------------------                                  ---------------------
  CUSIP NO. 39054k 108                 13D                 PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TENNENBAUM & CO., LLC

By:  /s/  Michael E. Tennenbaum               February 13, 2001
   ---------------------------------
          Michael E. Tennenbaum
            Managing Member


     /s/  Michael E. Tennenbaum               February 13, 2001
------------------------------------
          Michael E. Tennenbaum